UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 16, 2012: Jacada Appoints Guy Yair as Co-Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	August 16, 2012

Jacada Appoints Guy Yair as Co-Chief Executive Officer

Mr. Yair joins Gideon Hollander as Co-CEO to share leadership roles

ATLANTA--(BUSINESS WIRE)--August 16, 2012--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, has appointed veteran technology executive Guy Yair as Co-Chief Executive Officer (Co-CEO).

Mr. Yair was previously appointed as Senior Vice President and General Manager, EMEA and APAC in mid-2011 and is now appointed to the role of Co-CEO to share the leadership of Jacada alongside Co-CEO Gideon Hollander.

Mr. Yair has previous experience in the high tech and communications industries as former General Manager of Enterprise LOB for Alvarion, a high tech equipment manufacturer. He has a strong financial and operational background, as well as extensive sales and marketing experience selling to large global companies utilizing both direct and channel-based sales programs. Mr. Yair also has held executive management positions at Rad-Bynet Group leading both Marketing and Sales. He holds an Executive MBA from Tel Aviv University Recanati School.

At Jacada, Yair will oversee Global Business and Operations. His focus will be on developing strategic global partnerships and local sales channels for both the new mobile customer service product line, Jacada Mobile Agent, as well as expanding the traditional customer service product lines.

Together with Jacada senior management, Mr. Yair anticipates driving significant new business and taking the company to new heights in the customer service arena.

“I am very pleased to have Guy join me in leading Jacada with his extensive experience in building innovative go to market platforms and penetrating new markets,” said Gideon Hollander, founder and Co-CEO for Jacada. “Guy’s leadership will be critical in the launch of our new product visual IVR product, Jacada Mobile Agent, which represents the next generation of technology connecting customers with companies.”

About Jacada

Jacada provides solutions that simplify and improve the effectiveness of customer interactions. Jacada’s mobile, customer, and agent desktops as well as process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment within the first year after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; Herzliya, Israel; and Stockholm, Sweden. More information is available at www.Jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com